UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

November 6, 2019

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In the Matter of

Dragonize Studios & Institute, Inc.	**ORDER DECLARING OFFERING**
24654 N Lake Pleasant Parkway	**STATEMENT ABANDONED UNDER THE**
103-321	**SECURITIES ACT OF 1933, AS AMENDED**
Peoria, AZ 85383	

File No: 024-10936

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       Dragonize Studios & Institute, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on November 6, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary